FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:  March 31, 2005

ACREX VENTURES LTD.

Suite 1400 - 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

ACREX / MONETA COMMENCES DIAMOND DRILL PROGRAM

ON "55" ZONE, TIMMINS, ONTARIO

March 16, 2005

          AKV:TSX Venture Exchange

Acrex Ventures Ltd. & Moneta Porcupine Mines Inc. are pleased to report that diamond drilling has commenced on their Joint Venture Michaud Township Gold Property near Timmins, Ontario.  This first phase drill program will investigate the continuity of the core mineralization in the "55 Zone" and start the process of building a gold resource.

The planned program will involve up to 2,600 metres of NQ diamond drilling in 8 holes designed to test the lateral and vertical extent of the "55 Zone" mineralization.  Only 12 drill holes have been completed in the "55 Zone" (Barrick: 5, Acrex: 7) to date.  The seven recent Acrex holes and two Barrick holes that returned significant gold mineralized intervals, are summarized in the following table.  The highlight is MA-04-25 (September 2004) which assayed 12.76 g/t gold over 4.30m within an 11.50m wide interval averaging 5.86 g/t gold.

Hole #                From (m)   To (m)  Interval (m)  Grade (g/t)

MN-96-174

54.0

60.2

6.2

  4.40

Includes:

55.0

56.0

1.0

  6.97

58.0

59.1

1.1

10.66

---------------------------------------------------------------------

MN-97-195

261.8

266.4

4.6

10.08

Includes:

261.8

262.4

0.6

  9.32

262.9

263.4

0.5

19.36

264.2

265.3

1.1

24.85

---------------------------------------------------------------------

MA-02-06

211.0

223.0

12.0

  4.81

Includes:

211.0

217.5

6.5

  7.54

211.76

213.5

1.74

10.93

214.0

214.5

0.5

  7.10

216.0

217.5

1.5

11.40

Includes:

238.0

238.5

0.5

  8.09

256.5

258.0

1.5

  7.57

Includes:

257.0

257.5

0.5

  9.12

---------------------------------------------------------------------

MA-03-07

444.50

446.22

0.72

  8.61

---------------------------------------------------------------------

MA-03-10

229.80

230.23

0.43

  7.98

311.80

316.08

4.28

  4.37

Includes:

313.3

314.0

0.7

21.72

---------------------------------------------------------------------

MA-03-11

281.90

286.30

4.4

  2.31

Includes:

285.30

286.30

1.0

  6.80

Hole #                From (m)   To (m)  Interval (m)  Grade (g/t)

MA-04-24

71.00

73.30

2.0

  2.39

Includes:

71.00

71.50

0.5

  4.98

117.60

118.40

0.8

  6.18

Includes:

118.00

118.40

0.4

11.22

126.70

128.10

1.4

  2.82

Includes:

127.70

128.10

0.4

  5.45

298.00

306.00

8.0

  1.98

Includes:

299.50

304.00

4.5

  2.38

---------------------------------------------------------------------

MA-04-25

50.50

62.00

11.5

  5.86

Includes:

50.50

51.00

0.5

  7.61

Includes:

57.70

62.00

4.3

12.76

Includes:

58.60

59.00

0.4

21.68

103.00

105.00

2.0

  2.90

155.50

158.30

2.8

  5.21

Includes:

156.00

156.70

0.7

10.27

212.00

212.50

0.5

10.23

---------------------------------------------------------------------

MA-04-26

259.40

260.20

0.8

  3.04

374.80

375.60

0.8

  4.67

---------------------------------------------------------------------

The program is managed by Moneta with P. Caldbick, P.Geo., acting as the "Qualified Person" for the purpose of National Instrument 43-101.

Investor Relations -

Tel    604-277-1752

e-mail:  info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

"T.J. Malcolm Powell"

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.

ACREX VENTURES LTD.

Suite 1400 - 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Wednesday, March 23, 2005, Vancouver, B.C.

        Symbol "AKV": TSX Venture Exchange

ACREX TO CLOSE FURTHER UNIT PRIVATE PLACEMENT

Acrex Ventures Ltd. (the "Company") has signed Agreements, pursuant to its previously announced Brokered Private Placement Agreement with Canaccord Capital Corporation, to sell an additional 1,200,000 Units at $0.15 each.  Each Unit consists of one share of the Company and one one-half Share Purchase Warrant.  A whole Warrant can be exercised within 1 year to buy an additional share of the Company for $0.20.

 Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

"Carl R. Jonsson"

Per:

Carl R. Jonsson,

Secretary

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.

ACREX VENTURES LTD.

Suite 1400 - 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Tuesday, March 29, 2005, Vancouver, B.C.

        Symbol "AKV": TSX Venture Exchange

PRIVATE PLACEMENTS CLOSED

Acrex Ventures Ltd. ("Acrex") has closed the private placement sale of 1,200,000 Units at $0.15 per Unit announced in its Release dated March 23, 2005.  Acrex has received the gross proceeds of $180,000.  Each Unit consists of one share of Acrex and one-half of a 1-year share purchase warrant.  A whole warrant will entitle the holder to purchase an additional share of the Company for $0.20 until March 24, 2006.

The shares included in the Units, and any shares purchased through the exercise of warrants, will be subject to 4-month hold periods - which will expire on July 24, 2005.

 Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

"T.J. Malcolm Powell"

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.